UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 6

Franklin Credit Management Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

353487101
(CUSIP Number)

Kevin Gildea
Franklin Credit Management Corporation
101 Hudson Street
Jersey City, NJ  07302
(201) 604-4505
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 7, 2008
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

SCHEDULE 13D

CUSIP No. 353487101                                                                                     Page 2 of 4

1	NAMES OF REPORTING PERSONS Thomas J. Axon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ❒ (b) ❒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ❒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,541,549
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,541,549
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,541,549
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ❒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

SCHEDULE 13D

CUSIP No. 353487101                                                                                            Page 3 of 4

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 9, 1996, as amended by that Amendment No. 1 filed with the SEC on September 28, 1998, that Amendment No. 2 filed with the SEC on July 30, 2002, that Amendment No. 3 filed with the SEC on September 9, 2002, that Amendment No. 4 filed with the SEC on April 14, 2003, and that Amendment No. 5 filed with the SEC on December 1, 2006 (together, the “Schedule 13D”) by Thomas J. Axon (the “Reporting Person”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Franklin Credit Management Corporation, a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 101 Hudson Street, Jersey City, New Jersey 07302.

Item 2.    Identity and Background.

The second and third paragraphs of Items 2(a) - (c) of the Schedule 13D are hereby amended and restated as follows:

The Reporting Person is the President and Chairman of the Board of Directors of the Company.

The Company is a specialty consumer finance company that was, until December 28, 2007, primarily engaged in two related lines of business: (1) the acquisition, servicing and resolution of performing, reperforming and nonperforming residential mortgage loans and real estate assets; and (2) the origination of subprime mortgage loans, principally for the Company’s portfolio and to a lesser extent, for sale into the secondary market.  Since the end of 2007, the Company has been actively seeking to begin providing services for third parties, on a fee-paying basis, which are directly related to its servicing operations and its portfolio acquisition experience with residential mortgage loans.  The business address of the Reporting Person and the address of the principal executive office of the Company is 101 Hudson Street, Jersey City, New Jersey 07302.

Item 3.    Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person used personal funds in making the purchases described herein.

The Reporting Person’s total ownership of the Company’s Common Stock is currently 3,541,549 shares, which amount represents beneficial ownership of approximately 44.1% of the Company’s Common Stock.

Item 4.    Purpose of Transaction.

The fourth paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Company is currently considering a plan of corporate restructuring in order to help preserve the good standing of its licenses and to ensure that the Company is able to continue to

SCHEDULE 13D

CUSIP No. 353487101                                                                                            Page 4 of 4

service loans.  The Reporting Person may hold discussions with the Company or with management of the Company in which the Reporting Persons may suggest or take a position with respect to potential changes in the organization of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to the transactions specified in clause (b) of Item 4 of Schedule 13D. Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the other events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)
As of September 15, 2008, the Reporting Person beneficially owns 3,541,549 shares of Common Stock of the Company, representing approximately 44.1% of the shares of Common Stock presently outstanding based upon the 8,025,295 shares of Common Stock reported by the Company to be issued and outstanding as of August 11, 2008 in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008 filed with the SEC on August 19, 2008.

(b)	The Reporting Person has the sole power to vote and dispose of the 3,541,549 shares of Common Stock owned by him.

(c)	There have been no transactions by the Reporting Person in the class of securities reported that were effected during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2008	/s/ Thomas J. Axon Thomas J. Axon